As filed with the Securities and Exchange Commission August 10, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Press Release Dated August 10, 2005

DYNEA INTERNATIONAL OY

18-20 A Siltasaarenkatu, Helsinki, Finland

and

DYNEA CHEMICALS OY

18-20 A Siltasaarenkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Dynea International Oy

Management discussion and analysis for the three and six month periods ended June 30, 2005

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are “forward-looking.” Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International’s actual results, performance or achievements or industry results to be materially different from those expressed or implied by forward-looking statements. A discussion of important factors that could cause Dynea International’s actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic filings with the U.S. Securities and Exchange Commission. Dynea International’s results for the period from January 1, 2005 to June 30, 2005 are not necessarily indicative of results that will be achieved during the year ending December 31, 2005.

In March 2005, our operating segments were reorganized and our business operating segments panel board resins and industrial and surfacing merged into regional structures. Comparative figures have been restated to reflect our new organizational structure.

The operating segments listed below are described in this report for the three and six months periods ended June 30, 2005:

Europe consists of our panel board resins, industrial resins, wood and specialty adhesives and paper overlays business located in Europe.

North America consists of panel board resins, industrial resins, wood and specialty adhesives and paper overlays business located in North America.

Asia Pacific consists of our panel board resins, industrial resins, wood and specialty adhesives and paper overlays business located in Asia Pacific.

Discontinued operations consist of the oil field chemical business segment that was sold in January 2003.

Unallocated operations includes our businesses in South America as well as small non-core operations, such as the polyvinyl chloride manufacturing plant in Finland, and certain functions such as business support, corporate functions and treasury operations.

Panel board resins consist of mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fiberboard and oriented strand board. Industrial resins are used for producing paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in the manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. Paper overlays include both industrial and decorative paper overlays.

Operating results for the three and six month periods ended June 30, 2005, compared to operating results for the three and six month periods ended June 30, 2004.

The financial data for the three month period set out below are derived from Dynea International’s consolidated profit and loss accounts for this period. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

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All amounts in € millions	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Sales
Europe	129.6	117.8	256.1	227.3
North America	122.6	102.8	235.6	193.9
Asia Pacific	43.0	37.0	81.1	67.6
Unallocated	11.6	10.9	22.5	21.8
Elimination	(1.8)	(1.7)	(3.8)	(3.2)

Total	305.0	266.8	591.5	507.4
Primary Operating Expenses (1)
Europe	(119.3)	(105.9)	(235.7)	(204.1)
North America	(111.8)	(98.0)	(214.4)	(182.8)
Asia Pacific	(38.2)	(32.6)	(72.1)	(59.7)
Unallocated	(19.0)	(11.8)	(31.8)	(25.7)
Elimination	1.8	1.7	3.8	3.2

Total	(286.5)	(246.6)	(550.2)	(469.1)
EBITDA (2)
Europe	10.3	11.9	20.4	23.2
North America	10.8	4.8	21.2	11.1
Asia Pacific	4.8	4.4	9.0	7.9
Unallocated	(7.4)	(0.9)	(9.3)	(3.9)

Total	18.5	20.2	41.3	38.3
Depreciation and Amortization
Europe	(4.5)	(4.6)	(8.9)	(9.2)
North America	(2.9)	(3.3)	(5.9)	(6.7)
Asia Pacific	(1.0)	(1.1)	(1.9)	(2.2)
Unallocated	(0.4)	(0.9)	(0.8)	(1.7)

Total	(8.8)	(9.9)	(17.5)	(19.8)
Gain on sale of production facility	5.3		5.3
Loss on sale of discontinued operations		(1.9)		(1.9)
Operating Profit
Europe	5.8	7.3	11.5	14.0
North America	7.9	1.5	15.3	4.4
Asia Pacific	3.8	3.3	7.1	5.7
Gain on sale of production facility	5.3		5.3
Loss on sale of discontinued
operations		(1.9)		(1.9)
Unallocated	(7.8)	(1.8)	(10.1)	(5.6)

Total	15.0	8.4	29.1	16.6
Finance Costs
Interest expense, net	(11.6)	(11.2)	(23.1)	(22.2)
Other financial expense	(2.1)	(0.1)	(3.0)	(3.4)

Total Finance Costs	(13.7)	(11.3)	(26.1)	(25.6)
Shares of Results of Associates
and Joint Ventures(3)	1.3	4.0	3.7	5.2
Income Tax Expense	(1.8)	(1.4)	(3.8)	(3.0)

Profit / (Loss) for the Period	0.8	(0.3)	2.9	(6.8)

(1)	Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used services and rents, staff costs and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs. Primary operating expenses also include restructuring charges of €6.3 million and €2.4 million in the second quarter of 2005 and 2004, respectively, and €7.8 million and €3.1 million in the six months ended June 30, 2005 and 2004, respectively.

(2)	EBITDA, as defined by the company, represents earnings before interest, taxes, and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting principles (GAAP).

(3)	Comparative figures have been restated to reflect our new organizational structure and adjusted for the retrospective application of IAS 16 (revised).

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The following sets forth the reconciliation between EBITDA and cash flow from operations for the three and six months ended June 30, 2005 and 2004.

All amounts in € millions	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

EBITDA	18.5	20.2	41.3	38.3
Loss on sale of discontinued operations	—	(1.9)	—	(1.9)
Working Capital Increase	3.8	1.6	(7.8)	1.4

Cash generated from Operations	22.3	19.9	33.5	37.8

Operations

Dynea International’s sales in the three months ended June 30, 2005 increased by 14% to €305.0 million from €266.8 million in the three months ended June 30, 2004. Excluding the impact of foreign exchange rate fluctuations, Dynea International’s sales increased by 15% in the three months ended June 30, 2005. Operating profit increased to €15.0 million in the three months ended June 30, 2005 compared to €8.4 million in the three months ended June 30, 2004. The improvement was mainly attributable to better performance in North America and a gain of €5.3 million on the sale of the paper overlays facility in Welcome, USA. The operating profit for the quarter was on the other hand reduced by the €6.3 million restructuring charges relating to the reorganization.

Dynea International’s sales in the six months ended June 30, 2005 increased by 17% to €591.5 million from €507.4 million in the six months ended June 30, 2004. Excluding the impact of foreign exchange rate fluctuations, Dynea International’s sales increased by 18% in the first six months of 2005. Operating profit increased to €29.1 million in the six months ended June 30, 2005 compared to €16.6 million in the six months ended June 30, 2004.

Since Dynea International’s sales prices correlate strongly with prices for raw materials, mainly methanol, urea, phenol and melamine and during the first quarter and first six months of 2005 prices for these raw materials were higher compared to the same period in 2004, this resulted in an increase in sales prices as well as operating expenses.

Sales increased in all geographical segments but mainly in North America, where sales prices increased significantly in the three and six months ended June 30, 2005, compared to the three and six months ended June 30, 2004. The performance in North America was a main driver in the increase of operating profit, in Asia Pacific operating profit increased slightly, while the operating profit in Europe decreased in the three and six months ended June 30, 2005 compared to the three and six months ended June 30, 2004.

Europe

Sales in the three months ended June 30, 2005 increased by 10% to €129.6 million from €117.8 million in the three months ended June 30, 2004. Excluding the impact of foreign exchange rate fluctuations, sales value in Europe increased by 9% in the first quarter of 2005 compared to the same period in 2004. Sales increased due to higher sales prices and despite lower volumes in the three months ended June 30, 2005 compared to the same period in 2004.

Prices increased in all of our industrial segments, including panel board resins, industrial resins, wood and specialty adhesives and paper overlays, in the three months ended June 30, 2005 compared to the same period in 2004. Volume in the three months ended June 30, 2005 compared to the same period in 2004 decreased for panel board resins because of increasing competition, especially in Central Europe. Industrial resins volume also decreased slightly, while volumes of paper overlays and wood and specialty adhesives increased due to higher industrial activity of the customers.

Operating expenses increased to €119.3 million in the three months ended June 30, 2005, from €105.9 million in the three months ended June 30, 2004, due to higher raw material costs.

Operating profit for Europe decreased to €5.8 million in the three months ended June 30, 2005 compared to €7.3 million in the three months ended June 30, 2004. The decrease was mainly related to the fact that the second quarter of 2004 included a gain of €1.8 million on the sale of assets. Depreciation and amortization

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charges were €4.5 million in the three months ended June 30, 2005 compared to €4.6 million in the second quarter of 2004.

Sales in the six months ended June 30, 2005 increased by 13% to €256.1 million from €227.3 million in the six months ended June 30, 2004. Excluding the impact of foreign exchange rate fluctuations, sales value in Europe increased by 12% in the first half of 2005 compared to the same period in 2004.

Sales increased because of higher prices of our products and despite lower volumes in six months ended June 30, 2005 compared to the same periods in 2005. Average prices of all industrial segments were increased. Panel board resins and industrial resins were mainly behind the loss in volume, while wood and specialty adhesives and paper overlays volumes on the other hand increased.

Operating expenses increased to €235.7 million in the six months ended June 30, 2005 from €204.1 million in the six months ended June 30, 2004 due to higher raw material costs.

Operating profit for Europe decreased to €11.5 million in the six months ended June 30, 2005 compared to €14.0 million in the six months ended June 30, 2004. The decrease in operating profit in the first half of year 2005 compared to the same period in 2004 was mainly caused by higher operating expenses stemming from expenses related to the reorganization of our plant in France and because the second quarter of 2004 included a gain of €1.8 million on the sale of assets. Depreciation and amortization charges decreased to €8.9 million in the six months ended June 30, 2005 from €9.2 million in the previous equivalent period of 2004.

North America

Sales in the three months ended June 30, 2005 increased by 19% to €122.6 million from €102.8 million in the three months ended June 30, 2004 due to higher average prices and despite lower volumes. Excluding the impact of foreign exchange rate fluctuations, sales value in North America increased by 22% in the second quarter of 2005 compared to the same period in 2004.

Sales increased because of higher prices of our products in three months ended in June 30, 2005 compared to the same period in 2004. Average prices of panel board resins, industrial resins, wood and specialty adhesives and paper overlays were all higher three months ended in June 30, 2005 compared to the same period in 2004. Average prices increased due to the effect of increased raw material costs to pricing formulas of the products, and due to improved product mix.

Volumes in panel board resins decreased by 2% mainly because of the return of market demand to normal levels in the United States after exceptionally high demand in 2004. Volumes in wood and specialty and industrial resins increased due to new customers sales. The main reason for the volume decrease in paper overlays was the sale of the Welcome facility in the United States at the end of May 2005.

Due to increases in raw material prices, operating expenses increased by 14% to €111.8 million in the three months ended June 30, 2005 compared to €98.0 million in the three months ended June 30, 2004.

Operating profit for North America increased to €7.9 million in the three months ended June 30, 2005 compared to €1.5 million in the three months ended June 30, 2004. The increase in operating profit in the second quarter of 2005 compared to the same period in 2004 was mainly attributable to increased sales and improved product margins. Depreciation and amortization charges decreased to €2.9 million in the three months ended June 30, 2005 from €3.3 million in the second quarter of 2004.

Sales in the six months ended June 30, 2005 increased by 22% to €235.6 million from €193.9 million in the six months ended June 30, 2004. Excluding the impact of foreign exchange rate fluctuations, sales value in North America increased by 25% in the six months ended June 30, 2005 compared to the same period in 2004.

Sales in the six months ended in June 30, 2005 increased compared to the same period in year 2004 due to higher average selling prices and better volumes. The more expensive raw material price level was the main reason behind the increased selling prices. Newly gained customers had a positive volume impact in industrial resins and wood and specialty adhesives. The volume in panel board resins was almost at the 2004 level and paper overlays volume was slightly behind due to sale of Welcome plant.

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Due to increases in raw material prices, operating expenses increased 17% to €214.4 million in the six months ended June 30, 2005 compared to €182.8 million in the six months ended June 30, 2004.

Operating profit for North America increased to €15.3 million in the six months ended June 30, 2005 compared to €4.4 million in the six months ended June 30, 2004. The increase in operating profit in the first half of 2005 compared to the same period in 2004 was mainly attributable to increased sales and improved product margins. Depreciation and amortization charges decreased to €5.9 million in the six months ended June 30, 2005 from €6.7 million in the first half of 2004.

Asia Pacific

Sales value in the three months ended June 30, 2005 increased by 16% to €43.0 million from €37.0 million in the three months ended June 30, 2004 due to increased sales volume and higher products sales prices. Excluding the impact of foreign exchange rate fluctuations, sales value in Asia Pacific increased by 19% in the second quarter of 2005 compared to the same period in 2004. The average prices of the products were higher because of better product margins and increased cost of raw materials.

The increase in panel board resins, industrial resins and paper overlays volumes was a consequence of our new plants in China and Thailand and improved economic conditions in Asia. Overlay business improvement was also due to increase in demand for phenolic surfaced film plywood in China and Indonesia during May and June. Wood and specialty adhesives volumes decreased in the three months ended June 30, 2005 compared to the second quarter of 2004, mainly as a consequence of reduced demand from customers in Indonesia.

Operating profit for Asia Pacific increased to €3.8 million in the three months ended June 30, 2005 compared to €3.3 million in the three months ended June 30, 2004 because of higher sales value, sales volume and better product margins. Operating expenses increased by 17% to €38.2 million in the three months ended June 30, 2005 compared to €32.6 million in the three months ended June 30, 2004 due to expenses incurred by the new plants in China and Thailand and increased sales. Depreciation and amortization charges were €1.0 million in the three months ended June 30, 2005 compared to €1.1 million in the first quarter of 2004.

Sales in the six months ended June 30, 2005 increased by 20% to €81.1 million from €67.6 million in the six months ended June 30, 2004, due to increased sales volumes and higher products sales prices. Excluding the impact of foreign exchange rate fluctuations, sales value in Asia Pacific increased by 25% in the two quarters of 2005 compared to the same period in 2004.

Average prices were higher because of better product margins and increased raw material costs. The increase in panel board resins, industrial resins and paper overlays volumes was a consequence of our new plants in China and Thailand and improved economic conditions in Asia. The wood and specialty adhesives volumes decreased in the six months ended June 30, 2005 compared to second quarter in 2004, mainly as a consequence of reduced demand from customers in Indonesia.

Operating profit for Asia Pacific increased to €7.1 million in the six months ended June 30, 2005 compared to €5.7 million in the six months ended June 30, 2004 due to higher sales value, sales volume and better product margins. Operating expenses increased by 21% to €72.1 million in the six months ended June 30, 2005 compared to €59.7 million in the six months ended June 30, 2004 mainly due to expenses incurred by the new plants in China and Thailand and higher sales. Depreciation and amortization charges totaled €1.9 million in the six months ended June 30, 2005 and €2.2 million in the six months ended June 30, 2004.

Gain on sale of production facility

There was an operating profit of €5.3 million reported in the three and six months ended June 30, 2004, which was related the sale of the paper overlays facility in Welcome, USA.

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Discontinued operations

There was an operating loss of €1.9 million reported from discontinued operations in the six months ended June 30, 2004, which was related to the sale of the oil field chemicals business in January 2003.

Unallocated

Sales in other operations increased by 6% to €11.6 million in the three months ended June 30, 2005 from €10.9 million in the three months ended June 30, 2004. Similarly, sales in other operations increased by 3% to €22.5 million in the six months ended June 30, 2005 from €21.8 million in the six months ended June 30, 2004. These sales were predominantly from Dynea International’s operations in South America and operations of Dynea International’s PVC manufacturing plant.

The operating loss associated with unallocated operations increased to €10.1 million in the first two quarters of 2005 from a loss of €5.6 million in the first two quarters of 2004 due to the reorganization charges in the current period. Depreciation and amortization charges decreased to €0.8 million in the six months ended June 30, 2005 from €1.7 million in the first half of 2004.

Finance costs

Net interest expense increased to €11.6 million in the three months ended June 30, 2005, compared with €11.2 million in the three months ended June 30, 2004. This increase of €0.4 million in the second quarter of 2005 resulted from the new Term D credit facility and higher drawings under the revolving credit facility, which raised the cost of our senior bank facility.

The negative change of €2.0 million in other financial items in the three months ended June 30, 2005 is attributable mainly to fair value losses from interest rate derivatives, which showed a loss of €0.5 million following decreasing interest rates during the second quarter in 2005 compared to a profit of €1.8 million in the three months ended June 30, 2004. Foreign exchange items showed a loss of €0.3 million during the period compared to a loss of €0.1 million in the three months ended June 30, 2004.

Net interest expense amounted to €23.1 million in the six months ended June 30, 2005 compared to €22.2 million in the six months ended June 30, 2004. This resulted mainly from the new Term D credit facility, higher drawings under the revolving credit facility and increasing interest rates in the first quarter of 2005, all of which raised the cost of our senior bank facility.

The positive change of €0.4 million in other financial items in the six months ended June 30, 2005 is attributable mainly to fees paid to the senior banks and advisors. In the first half of 2004, other financial items included €1.4 million fees relating to senior credit facility amendments negotiated in the first quarter of 2004, while in 2005 fees amounted to €0.4 million. Interest rate derivatives showed a profit of €0.2 million during the period compared to a profit of €1.2 million in the six months ended June 30, 2004. Total finance costs increased to €26.1 million in the first half of 2005 from €25.6 million in the corresponding period of 2004.

Share of results in associates and joint ventures

Share of results in associates and joint ventures decreased to €1.3 million in the second quarter of 2005 from €4.0 million in the second quarter of 2004. Also, share of results in associates and joint ventures decreased to €3.7 million in the six months ended June 30, 2005 from €5.2 million in the six months ended June 30, 2004. The decrease was mainly attributable to the performance of Dynea International’s 40% investment in the Methanor v.o.f. joint venture.

Income tax expense

Income tax expense increased to €1.8 million in the three months ended June 30, 2005 compared to €1.4 million in the three months ended June 30, 2004 following improved results. During the first six months in 2005, income tax expense increased to €3.8 million compared to €3.0 million in the six months ended June 30, 2004.

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Liquidity and financial condition

At the end of June, Dynea International made a scheduled biannual repayment of senior term-loans of €11.5 million. At the end of June, Dynea International also made a prepayment of senior term-loans of €9.4 million from the proceeds of sale of Welcome plant. In addition, during the second quarter of 2005, Dynea International made interest payments of €3.0 million on the senior bank facility.

In January 2005, senior lenders agreed to a new business plan for the period from 2005 to 2007 and amendments of certain financial covenants for the period from the 12 months ended December 31, 2004 to the 12 months ended December 31, 2006. It was also agreed that the owners of Dynea International will make additional equity injections of cash in the order of €11 million in each of 2005 and 2006 to Dynea Chemicals Oy. Additionally, a new redemption premium in the credit agreement has been agreed, which will be an amount equal to 0.50% of the principal amount repaid or prepaid if such repayment or prepayment occurs after 30 November 2005 but prior to 30 April 2006; and 1.50% of the principal amount repaid or prepaid if such repayment or prepayment occurs on or after 30 April 2006.

During the second quarter of 2005, €0.9 million of short-term loans were repaid under the revolving credit facility, and consequently at the end of June 2005 the total balance drawn from Dynea International’s revolving credit facility was €84.2 million, consisting of €68.3 million in short-term loans and €15.8 million in guarantees and letters of credit.

In the first half of 2005, interest paid amounted to €24.4 million and interest received totaled €2.1 million. In the second quarter of 2005, working capital performance improved due to the increased efforts in reducing the working capital levels and some decrease in raw material prices, especially phenol. However, during the first half of 2005, Dynea International’s working capital affected the company’s cash flow negatively due to high raw material prices and the resulting higher sales in the first quarter of 2005 whereas in the second quarter of 2005 working capital performance was favorable. During the six months ended June 30, 2005 changes in net working capital used €7.8 million of cash compared to releasing €1.4 million of cash in the same period in 2004. During the same period, cash levels increased by €2.4 million, resulting in a total cash balance of €30.0 million at June 30, 2005 compared to €27.6 million at December 31, 2004. Changes in foreign exchange rates increased net debt by €17.1 million at June 30, 2005, compared with December 31, 2004.

At June 30, 2005, Dynea International’s net debt stood as follows:

	June 30, 2005	December 31, 2004
	(€ millions)	(€ millions)

Gross debt, nominal value	534.7	529.8
Capitalized fees	(15.7)	(17.7)
Gross debt, carrying value	519.0	512.1

Cash	30.0	27.6
Marketable securities	1.5	1.5
Net Debt	487.5	483.0

Investing Activities

Investing activities provided €10.9 million of cash in the first half of 2005 compared to cash used €13.1 million in the first half of 2004. Proceeds from sales of property plant and equipments increased to €15.9 million during the six months ended June 30, 2005 from €2.2 million during the six months ended June 30, 2004 mainly due to the sale of a paper overlays facility in the United States. In the first half of 2005, purchases of property, plant and equipment of €0.7 million related to investments Vietnam and Thailand. The remaining capital expenditure of €4.3 million was for replacement investments at several sites during the six months ended June 30, 2005. Purchase of property, plant and equipment amounted to €9.9 in the first half of 2004, of which approximately €4.5 million related to the investment paper overlays plant in China and the new panel board resins plant in Russia, as well as capacity expansion projects in North America and in Norway. The

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remaining capital expenditure of €6.7 million was for replacement investments at several sites during the six months ended June 30, 2004.

Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Dynea International’s business operations give rise to exposure to market risks due to changes in foreign exchange rates and interest rates as well as raw material prices. In addition, Dynea International’s high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations or cash flows resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International’s operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea International’s historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward contracts. Dynea International’s main exposures are related to assets and liabilities denominated in the U.S. dollar, Canadian dollar, and Norwegian kroner. Dynea International’s businesses include a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. However, Dynea International’s main adhesive resin business sales are largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International’s main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter its interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International was required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Historically, Dynea International has primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies and has hedged approximately 50% of borrowings against future movements in interest rates.

Raw Material Price Risk

Dynea International’s operations are exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices Dynea International pays for the raw materials change quarterly or monthly, Dynea International is subject to considerable volatility in the prices it pays for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of Dynea International’s products are primarily a function of several items including the prices of the raw materials Dynea International uses to make the products. This connection between the raw material prices and the sales prices gives significant protection

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against adverse changes in the raw material prices. However, Dynea International is not always able to fully pass through to the customers the fluctuations in the prices of the raw materials. Centralized procurement organization hedges Dynea International against some of the raw material price fluctuations through the use of purchasing contracts or commodity derivatives.

Interest Rate Exposure

As of June 30, 2005, Dynea International had €201.6 million in syndicated long-term variable rate debt, of which €142.3 million was hedged through LIBOR-based interest rate swaps. As of June 30, 2005, the swaps had a remaining average life of 1.4 years, the first one maturing in March 2006 (as shown in the table below). An interest rates average increase of 25 basis points would cause Dynea International’s annual interest expense to increase about €0.3 million.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The net fair values of Dynea International’s interest rate derivatives outstanding as of June 30, 2005 and June 30, 2004 were positive €0.2 million and €0.3 million, respectively.

Interest Rate Swaps	Notional
	Amount	Maturity

	(€ millions)
Variable to Fixed:
Norwegian kroner	56.9	March 2006 / October 2006 / November 2006/September 2007
U.S. dollar	62.0	August 2006 / September 2006 /October 2006 / November 2006
Canadian dollar	13.4	March 2006
Euro	10.0	April 2008

Short-term loans also involve interest rate risk. The Company mainly borrows under a revolving credit facility to cover working capital and other needs. The balance of the revolving credit facility was €73.4 million as of June 30, 2005.

Foreign Currency Exchange Rate Exposure

At June 30, 2005, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International’s primary net foreign currency exposures at June 30, 2005 included exposures to the U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases in the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The net fair values of Dynea International’s foreign exchange forward contracts that were outstanding as of June 30, 2005 and June 30, 2004, were negative €0.3 million and €0.4 million, respectively.

Raw Material Price Exposure

Dynea International’s primary raw material price exposure at June 30, 2005 included methanol, urea, phenol, and melamine. Dynea International had no commodity derivatives at June 30, 2005.

Procedures and Controls

Dynea International has carried out an evaluation under the supervision and with the participation of Dynea International’s management, including the CEO and the CFO, of the effectiveness of the design and operation of Dynea International’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Dynea International’s evaluation, the CEO and the CFO have concluded that, as of June 30, 2005, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Dynea International files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There has been no change in Dynea International’s internal control during the three months ending June 30, 2005 that has materially affected, or is reasonably likely to materially affect, Dynea International’s internal control over financial reporting.

10 (16)

Dynea International Oy and Subsidiaries
Consolidated condensed income statement

(unaudited)
(all amounts in € millions )
	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Sales	305.0	266.8	591.5	507.4
Other operating income	4.0	3.4	7.8	5.7

Expenses	(290.5)	(250.0)	(558.0)	(474.8)
Depreciation and Amortization	(8.8)	(9.9)	(17.5)	(19.8)
Gain on sale of production facility	5.3	—	5.3	—
Loss on sale of discontinued operations	—	(1.9)	—	(1.9)

Operating profit	15.0	8.4	29.1	16.6

Finance costs
Interest expense, net	(11.6)	(11.2)	(23.1)	(22.2)
Other financial expense	(2.1)	(0.1)	(3.0)	(3.4)
Total finance costs	(13.7)	(11.3)	(26.1)	(25.6)

Share of result
of associates and joint ventures[1]	1.3	4.0	3.7	5.2

Profit (loss) before income tax	2.6	1.1	6.7	(3.8)
Income tax expense	(1.8)	(1.4)	(3.8)	(3.0)

Profit (loss) for the period	0.8	(0.3)	2.9	(6.8)

Attributable to:
Profit (loss) attributable to equity holders	0.4	(0.8)	2.0	(7.7)
Minority interest	0.4	0.5	0.9	0.9
Profit (loss) for the period	0.8	(0.3)	2.9	(6.8)

[1] Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

11 (16)

Dynea International Oy and Subsidiaries
Consolidated condensed balance sheet

(unaudited)
(all amounts in € millions )

	As at June 30,	As at December 31,
ASSETS	2005	2004
Non-current assets
Property, plant and equipment	377.8	380.5
Intangible assets	191.6	191.6
Investments in associates and joint ventures	61.2	55.9
Other non-current assets	4.7	2.8

	635.3	630.8

Current assets
Inventories	76.5	70.2
Receivables	143.1	130.3
Other current assets	8.7	7.3
Cash and cash equivalents	30.0	27.6

	258.3	235.4
Total assets	893.6	866.2

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Share capital	71.0	71.0
Share premium	35.0	35.0
Retained profit	14.4	9.7

	120.4	115.7

Minority interest	10.9	9.2

Total equity	131.3	124.9

Non-current liabilities
Borrowings	413.6	421.2
Other non-current liabilities	65.4	61.4

	479.0	482.6

Current liabilities
Accounts payable	110.6	103.0
Borrowings and current portion of long-term debt	105.6	90.9
Other current liabilities	67.1	64.8

	283.3	258.7

Total liabilities	762.3	741.3

Total equity and liabilities	893.6	866.2

12 (16)

Dynea International Oy and Subsidiaries
Consolidated condensed cash flow statement

(unaudited)
(all amounts in € millions )
	6 months ended	6 months ended
	June 30, 2005	June 30, 2004

Cash flow from operating activities
Profit (loss) for the period	2.9	(6.8)
Adjustments, total	38.4	43.2
Change in net working capital	(7.8)	1.4
Cash generated from operations	33.5	37.8

Interest received	2.1	0.9
Interest paid	(24.4)	(22.1)
Other financial expense and income	-	0.8
Dividends from associates	0.8	0.7
Income taxes paid	(8.5)	(2.5)
Net cash provided by operating activities	3.5	15.6

Disposals of businesses	-	(0.9)
Purchase of property, plant and equipment	(5.0)	(14.4)
Proceeds from sales of property, plant and equipment	15.9	2.2
Net cash provided by (used in) investing activities	10.9	(13.1)

Capital contribution	5.5	-
Dividends to minority shareholders	(1.0)	(0.5)
Net (payments) from borrowings	(18.4)	(0.7)

Net cash used in financing activities	(13.9)	(1.2)

Increase in cash and cash equivalents	0.5	1.3

Movement in cash and cash equivalents
At start of the interim period	27.6	21.2
Effect of exchange rates	1.9	(0.1)
Increase	0.5	1.3

At end of the period	30.0	22.4

Consolidated condensed statement of
changes in equity
	Share	Share	Related Party	Retained	Translation	Minority
	Capital	Premium	Transactions	(Deficit)/	Adjustment	Interest	Total
				Earnings

Balance at 1 January 2004	293.0	35.0	29.2	(200.5)	(41.6)	9.9	125.0
Capital decrease	(222.0)			222.0			-
Effect of Adopting IAS 16 (Revised)				1.0			1.0
Effect of Adopting IFRS 3 Business							-
Combinations				14.1			14.1
Translation adjustment					(1.1)	(0.4)	(1.5)
Dividends to minority						(0.5)	(0.5)
Net (loss)/profit				(7.7)		0.9	(6.8)

Balance at 30 June 2004	71.0	35.0	29.2	28.9	(42.7)	9.9	131.3

Balance at 1 January 2005	71.0	35.0	36.7	16.1	(43.1)	9.2	124.9
Translation adjustment					2.7	0.7	3.4
Dividends to minortiy						(1.0)	(1.0)
Capital contribution from minority						1.1	1.1
Net profit				2.0		0.9	2.9

Balance at 30 June 2005	71.0	35.0	36.7	18.1	(40.4)	10.9	131.3

13 (16)

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements

1. Accounting policies

These unaudited interim consolidated condensed financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2004.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Segment information

Dynea International’s reportable primary business segments have been changed to geographical areas, following the new business structure announced in March 2005. Segment information for 2004 has been restated to reflect our new organizational structure.

(unaudited)
(all amounts in € millions )
	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2005	June 30,2004	June 30, 2005	June 30,2004
Sales

Europe	129.6	117.8	256.1	227.3
North America	122.6	102.8	235.6	193.9
Asia Pacific	43.0	37.0	81.1	67.6
Unallocated *)	11.6	10.9	22.5	21.8
Eliminations	(1.8)	(1.7)	(3.8)	(3.2)

Total sales	305.0	266.8	591.5	507.4

Operating profit (loss)

Europe	5.8	7.3	11.5	14.0
North America	7.9	1.5	15.3	4.4
Asia Pacific	3.8	3.3	7.1	5.7
Gain on sale of production facility	5.3		5.3
Loss on sale of discontinued operations **)		(1.9)		(1.9)
Unallocated *)	(7.8)	(1.8)	(10.1)	(5.6)

Total operating profit (loss)	15.0	8.4	29.1	16.6

   *) Unallocated includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

   **) The 2004 operating loss of discontinued operations consists of a loss on the sale of the Oil Field Chemicals segment, which was disposed in January 2003.

14 (16)

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements
(unaudited)
(all amounts in € millions )

3. Commitments and contingencies
	6 months ended	12 months ended
	June 30, 2005	December 31, 2004

Mortgages, pledges and
other guarantees given:
Chattel mortgages	90.3	90.3
Real estate mortgages	198.6	193.1
Investments in subsidiaries at historical cost	795.5	769.5
Other pledges given	234.2	206.7
Other guarantees given	17.2	11.8

Leasing commitments
Portion falling due during the next
financial year	3.3	3.1
Portion for subsequent years	22.4	20.7

Total	25.7	23.8

Nominal values of derivative financial instruments

	6 months ended	12 months ended
	June 30, 2005	December 31, 2004

Interest rate swaps, caps, and futures contracts	142.3	117.1
Foreign exchange forward contracts	66.6	84.7

Maturity of interest rate swap contracts:
Under 1 year	26.1	7.3
2-5 years	116.2	109.7

Fair values of derivative financial instruments
		6 months ended		12 months ended
		June 30, 2005		December 31, 2004

	Positive	Negative	Net	Net
	Fair Values	Fair Values	Fair Values	Fair Values

Interest rate swaps, caps, and
futures contracts	0.8	(0.6)	0.2	(0.3)
Foreign exchange forward contracts	-	(0.3)	(0.3)	(0.5)

Maturity of interest rate swap contracts:
Under 1 year	-	(0.1)	(0.1)	0.0
2-5 years	0.8	(0.5)	0.3	0.3

Fair values of the interest rate swaps and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Receivables or Other Current Liabilities in accordance with IAS 39. The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International’s exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

15 (16)

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements
(unaudited)
(all amounts in € millions )

4. Related Party Transactions and Balances

Related Party Transactions	6 months ended	6 months ended
	June 30, 2005	June 30, 2004

Sales to associates	1.9	4.0
Sales to other related parties	2.0	4.0
Purchases from associates	8.9	6.5
Purchases from other related parties	4.4	7.3
Other income from associates	1.7	1.3
Other income from other related parties	0.1	0.1
Interest expenses to other related parties	7.8	8.2
Management service charges from related parties	5.2	4.3

Related Party Balances	As at June 30,	As at December 31,
	2005	2004

Loans receivables from associates	0.7	0.6
Accounts receivables from associates	1.9	0.7
Accounts receivables from other related parties	0.5	1.2
Other current receivables from other related parties	4.5	8.9
Other current receivables from associates	0.8	0.9
Loans payables to other related parties	143.3	143.1
Interest liabilities to other related parties	5.9	5.9
Accounts payables to associates	1.3	2.3
Accounts payables to other related parties	4.2	4.1
Guarantees given to associates	0.2	0.2

5. Subsequent events

Dynea International and Finnplast Oy, a fully owned subsidiary of International Petrochemical Group S.A., Luxembourg, in July signed the sale and purchase agreement regarding PVC manufacturing plant . Finnplast Oy will acquire PVC operations from Dynea International upon closing of the transaction, which is expected to take place by the end of August 2005.

16 (16)

Dynea International Oy and Subsidiaries

Restated prior year segment information

Dynea International’s reportable primary business segments have been changed to geographical areas, following the new business structure announced in March 2005. Segment information for 2004 has been restated to reflect our new organizational structure.

(unaudited)
(all amounts in € millions )

	3 months ended	3 months ended	3 months ended	3 months ended	12 months ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	December 31, 2004
Sales

Europe	109.5	117.8	116.7	131.9	475.9
North America	91.1	102.8	111.1	99.9	404.9
Asia Pacific	30.6	37.0	39.2	39.2	146.0
Unallocated *)	10.9	10.9	11.1	11.4	44.3
Elimination	(1.5)	(1.7)	(1.4)	(1.5)	(6.1)

Total sales	240.6	266.8	276.7	280.9	1,065.0

EBITDA

Europe	11.3	11.9	6.8	7.5	37.5
North America	6.3	4.8	7.8	4.3	23.2
Asia Pacific	3.5	4.4	4.7	3.8	16.4
Unallocated *)	(3.0)	(0.9)	(1.8)	(3.8)	(9.5)

Total EBITDA	18.1	20.2	17.5	11.8	67.6

Operating profit (loss)

Europe	6.7	7.3	2.1	3.3	19.4
North America	2.9	1.5	4.4	0.8	9.6
Asia Pacific	2.4	3.3	3.6	2.8	12.1
Loss on sale of discontinued operations **)		(1.9)			(1.9)
Unallocated *)	(3.8)	(1.8)	(2.6)	(12.5)	(20.7)

Total operating profit (loss)	8.2	8.4	7.5	(5.6)	18.5

*) Unallocated include our operations in South America and small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support functions, corporate functions and treasury operations.

**) The 2004 operating loss of discontinued operations consists of a loss on the sale of the Oil Field Chemicals segment, which was disposed in January 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

DYNEA CHEMICALS OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

Date: August 10, 2005